

March 28, 2023

Erez Nachtomy
Chief Executive Officer
SHL Telemedicine Ltd.
90 Yigal Alon Street
Tel Aviv 67891, Israel

      Re: SHL Telemedicine Ltd.
          Amendment No. 2 to Registration Statement on Form 20FR12B
          Filed March 24, 2023
          File No. 001-41641

Dear Erez Nachtomy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Form 20FR12B

Jury Trial Waiver, page 119

1.   We note the newly filed Exhibit 2.1 and your new disclosure relating to the Company's exclusive forum provision in the deposit agreement. Please revise the relevant risk factors section to include disclosure that ADS holders may be subject to increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Scott R. Saks